2024 REPORT

Fast Bags Corp


AIR FORCE

LETTER

Dear investors,

We've got the financial numbers covered, so tell your investors in human words how this past year went for you. It's possible that it's been a while since they heard from you, so remind them why they believed in you in the first place!

We need your help!

We can use exposure to purchasing agents in large companies, sporting venues, stadiums, or government agencies tasked with sustainability to sample our Biostone bags. Revolutionary formula reduces 6.5lbs of C02 for every 2.2 lbs. used, biodegradable, reduces plastic usage by33% and water usage too. Biostone is stronger than regular plastic and cost neutral.

Sincerely,

Jack Licata

President

David Joseph Young

Mr

Paul Mcgillicudy

Director

Harold Furlow

Attorney at Law

How did we do this year?

REPORT CARD

B+

☺ The Good

Signed a partnership with Kevin Harrington, original Shark from Shark Tank and his company Big Brand Ventures to take over marketing

Finalized formula for Biostone- plastic made from 33% calcium carbonate which reduces C02, water, and plastic usage

Won New Jersey Biz Magazine Veterans in Business Award.

☹ The Bad

We had some quality control issues by year end with our plastic.

A large investor we were counting on did not work out.

We did not maintain the marketing activity started in September

2024 At a Glance

January 1 to December 31


$$$$

$535,995 [18%]
Revenue



-$105,393
Net Loss


IOU!

$91,209 [79%]
Short Term Debt



$151,440
Raised in 2024



$29,930
Cash on Hand

INCOME BALANCE NARRATIVE



Revenues
Profit
$656,549
$535,995
-$77,597
-$105,393
2023
2024

Net Margin: -20% Gross Margin: 66% Return on Assets: -96% Earnings per Share: -$0.02

Revenue per Employee: $535,995 Cash to Assets: 27% Revenue to Receivables: ~ Debt Ratio: 83%

Fast_Bags_Corp_Financials_and_CPA_Review_Report_2019_and_2020__1_.pdf

Fast_Bags_Financial_Statements_and_CPA_Review_for_2020_and_2021__1_.pdf

Fast_Bags_Financial_Statements_and_CPA_Review_for_2021_and_2022.pdf

Fast_Bags_Financial_Statements_for_the_period_ending_12.31__4_.2024__02-27-24.pdf

We ❤ Our 269 Investors

Thank You For Believing In Us

Ronald Rothstein
Karla Gommel
Muthu SANKARAN
Keith Moore
Faisal Mohammed A...
Nandini Gosine-...
Barbara Anne Wise
Joanne Laino
Jane Rupp
Bill Napier
Jeanne Pinto
Janice Wood
Kirsten Cherry
George Dai
Christine J.
Karen Anderson
Maryella Woodman
Vincent And Margare...
Sara Dixon
Margaret Frericks
Alessandra Dongoske
Ralph Gorham
Janel Wallace
Kim Novak
Timothy J Cantillon
Julie A Johnson
[deleted user]
Heather R Robbins
Eduard Bogel
Beverly D Williams
Lorraine Rose
John Komenda
Leonardo Prieto
Gay Gerwitz
April Cotleur
Linda Stevens
Marie Georges
Ellen G Bertman
Karen Rao
Mick Cheshire
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Gary and Leila Nelson
Dawn Shoemaker-...
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Lorraine Austin
Jami Grossfield
Colleen Peterson
Navaja Kantamneni
Beth Hutchason
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De De Peterson
Christopher Shields
Marti McGoldrick
Tyler Harris
Jamie Larsen
Linda Crews
Judy Coon
Clare Hahneman
Elizabeth H. Kinsey
Craig Morris
Elaine Gross
Stephanie Keogh
Gretchen E Maurer
Mary Madrigal
Debra Lutje
Tracey Fitzgerald
Susan Stresing Smith
Kellie J Sperle
Lloyd Abdelnour
Karen S. Haubert
Janet Conroy
Abigail Deville
Lynne Quissell
Lena V
Richard Comisky
Jan Kenney
Joanne Laino
Deb Giambalvo
Bonnye La Penotiere...
Marianne Jeremenko
Debra Zafar
Jehu E Peets
Michelle Jackson
Vanessa Marcantuono
D.S. Williamson
Dave Holdcraft
Tracy Crow
Nancy Miller
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Wendy Nielsen
Chris M
Bernard Abaka-...
Wade Block
Judith K Thomas
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Patrick Bacelli
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Michelle Ely
Jane Lacher
Marie Burlette
Judith Bridges
Ruth Burchard
Steve Marelich
Bridget Babcock
Frankie M Rivera
Carol Parker
Cindi Swernofsky
Kelly L Daly
Will Bunnell
Deborah Hill
Vivian D Swibel
Sonya Teixeira
J T
Jed Karpinski
Phyllis Dindio
Mary E Caceres
Susan Conley
Lisa Crapsi
Kat McGill-Lillywhite
Giovanni Rowell
Hatem Rowaihy
Kyle Chalmers
Roderick Herron
Pamela Seel
Christina Kaufman
Pamela Beaujon
Pia Prenevost
Brian Gregory
Jonathan Price
Patti Thompson
Donna M. Dunn
Michael Plath
Zima And Nakoda...
Kimberly Smith
Elizabeth S Hall
Dolores Ruby
Sandra A Buscarino
Kathleen Lusky
Penny Ward
Nicholas Abbott
Kyle Stockman
Donna Olson
Carol Crews
Connie Deim
Dot Crane
Christina Ranker
George Jacobs
Anne Marie
Margie Gewirtz
Carol Kenny
Catherine Hunter
Katherine Allen
Yella V
David Daily
Margaret Dominguez
Mary C. Rutledge
Sola Osinoiki
David Cigler
John P Haas
Grigore B. Hreniuc
Fran Newton
Shanon Nappier (Shay)
Kate Burlingham...
Andrew Warner
Elvis Amevuvor
Cyndi Wise
Michele M. Coneys
Jolene Morel
Luis Galan
Salvador Morales
Jesse Spears
Cheryl L Mairs
Terry Bryant
Deborah Ali
Laurie G Lindberg
Rachel Bauman
Jean Houle
Mickey Bjerke
Molly Hasselman Gnan
Laura Tocci
Maisie Martinick
Karen L Bair
Joshua Charles...
Steven Jeffrey Baxter
Cheryl Rowland
Michael Moore
Scott McIntosh
Carole Corbin
Rob Wiss
K V Silimon
Anne Gaelle Blackwell
Johnny T
Dorothy Kirkpatrick
Sandra F Rogers
Gail Levin
Maureen Ehrlicher
Giovanni Berdejo
Tasha Carson
Valerie Griswold
Linda Dolan
Lynda Hill
Evan Geiger
Rebecca Frechard
Robin Larson Bolen
Sandra Goins
Autumn Gretsch
Shari Dworkin-Smith
Dave Young
Susan Bakley Coxe
Ruth Kay Garcia
Debra G May
Jean Lee Howe
Susan E Lewandowski
Denis Gormley
Lynea Weatherly
Alex Caballero
Vivian Smith
Emese Torok
Judy H Burns
Milo Mirate
Luke Butcher
Craig Shoemaker
Bill Smutny
Tolulope Okuyemi
Cathy Biship
Bobbi White-Carper
Jo Ahearn
Tara Jean Mc Clellan...
Matthew Schultz
Jennifer Perez
Barbara Tuckwiller

Thank You!

From the Fast Bags Corp Team





Jack Licata

President

US Air Force Veteran Captain - Nuclear Missile Launch Officer

Details

The Board of Directors

Director	Occupation	Joined
Jack Licata	President @ Fast Bags	2007
Ray Loflin	Environmental Degradable Plastics international expert @ Technical Sales Director at Willow Ridge Plastics Inc	2017
Paul Mcgillicudy	Management Consulting @ President Rotary Club Waikakki HI	2019
Harold Furlow	Patents & Trademarks @ Attorney at Harold G. Furlow, Esq	2010
Alan Burke	Col. USAF retired @ N/A	2018
Ken Merlo	M&A Attorney regulatory & Compliance @ Roberts & Ryan Investments	2019
David Joseph Young	Office of Hearing Operations @ Social Security Administration	2022

Officers

Officer	Title	Joined
Jack Licata	President Secretary	2007

Voting Power

Voting Power

Holder	Securities Held	Voting Power
Jack Licata	3,000,000 Class A Stock	94.4%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2015	$80,000		Section 4(a)(2)
04/2019	$22,000	Preferred Stock	Section 4(a)(2)
12/2021	$104,667		Section 4(a)(2)
04/2024	$151,440		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
08/01/2015	$80,000	6.0%	0.0%	$4,000,000	08/01/2017

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class C	500,000	0	No
Class B	3,000,000	1,771,444	Yes
Class A	5,000,000	3,000,000	Yes

Warrants:	0
Options:	0

Form C Risks:

Jack Licata is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Too much demand too quickly- our production lead time for rolling machines is 6-8 weeks. If

we need to ramp up on a very sharp incline we will not be able to full fill our orders in a timely manner.

Interruptions to our labor force and manufacturing facility. Since we have no employees and 100% outsource our labor to occupational centers, If another COVID type shutdown occurs we will not be able to produce our product.

If our current manufacturing location shuts down, goes out of business, or raises our rates dramatically, it will cause a business interruption until we find a new facility.

Supply Chain Disruptions i.e. interruption in of our ability to receive in a timely manner our cardboard boxes, or plastic bags.

If another company infringes on one of our 5 patents and trade marks, manufactures as we do, and causes confusion in the marketplace.

Shipping rates increase faster than we can justify price increases, we mostly use the US Post Office and UPS to ship product free of charge.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which

Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are

exercised, or if new awards are granted under our equity compensation plans, an investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;

trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Fast Bags Corp

Delaware Corporation
Organized January 2007
1 employees
21 Brownlee Rd, Suite 83
Basking Ridge NJ 07920 http://www.bagups.com

Business Description

Refer to the Fast Bags Corp profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Fast Bags Corp is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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